Exhibit 99.4

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 1, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 56,248,958

30 Megawatt Photovoltaic Power Purchase Agreement with the Puerto Rico Electric Power Authority and 40-year land lease with the Puerto Rico Land Authority, both executed

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that it has signed a 30 MW solar photovoltaic power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a term of 20 years commencing the Commercial Operations Date. Western Wind also executed a 40-year land lease with the Puerto Rico Land Authority for a (401) acre parcel located within the Municipality of Yabucoa, Commonwealth of Puerto Rico.

Most of the Environmental approvals are essentially complete and Western Wind is in the final permitting, engineering procurement construction, tax structuring and project finance negotiation stages.

In January 2011, a team from Western Wind conducted a thorough site and Island visit with a key member of the lending group that provided the financing for the recently financed, 120 MW Windstar project in California.

Western Wind has several more project documents to execute before financial close and anticipates construction start before the end of 2011. Anticipated completed costs of the Yabacoa Solar Project is up to US $150 million, to be financed by project tax equity and project debt.

Jeff Ciachurski, CEO of Western Wind states “We are honored by the opportunity to build, own and operate one of the first large scale solar photovoltaic generating facilities in Puerto Rico. In this effort, we are deeply grateful to the vision and dedication of the PREPA, the Land Authority of Puerto Rico, the Mayor and the citizens of Yabucoa and the tireless efforts of the many people within numerous government agencies who have set the course of leadership in the pursuit of energy independence, energy conservation and a meaningful reduction in global greenhouse emissions. Our special thanks to the Governor, his staff and members of Congress who have set the vision of a dynamic way forward providing meaningful job creation and energy independence.”

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”,

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

“will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used